稳盛金融控股集团Wins Finance Holdings Inc.

April 8, 2022

Re:	Wins Finance Holdings Inc.

Form 20 For Fiscal Year Ended June 30, 2021

Filed October 29, 2021

File No. 333-204074

Dear Mr. John Spitz and Mr. Ben Phippen:

Wins Finance Holdings Inc. received your comments letter on March 24, 2022. Please find responses below:

Form 20-F for Fiscal Year Ended June 30, 2021

General

1.	Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

Wins will file the updated disclosure with the Annual Report on Form 20-F that it expects to file in August 2022.

Report of Independent Registered Public Accounting Firm, page F-4

2.	We note the independent auditors report for fiscal year ended June 30, 2020 is qualified due to the loss of control over Shanxi Jincheng Agriculture Co. Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd. since June 9, 2020. As a result, the independent auditors state that they were unable to carry out any audit procedures or to obtain information necessary to perform an audit of these subsidiaries. A qualification with respect to the scope of the audit of the financial statements results in financial statements that do not meet the requirements of Rule 2-02(b) of Regulation S-X. Please refer to SAB Topic 1E.2 and revise your filing or tell us how you intend to comply.

On Jun 2020, Wins Finance Holdings Inc. received a Note of Assistance in Seizure of Property (长公刑冻财字【2020】117号《协助查封财产通知书》) from Changzhi Public Security Bureau, Shanxi Province that two of Wins’ subsidiary companies Shanxi Jincheng Agriculture Co. Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd. had been seized.

稳盛金融控股集团Wins Finance Holdings Inc.

Because of seizure, Wins could not access any data or documents to provide its auditor to finish the auditing process. For this reason, the auditor issued qualified report to our financial statements for fiscal years 2019 and 2020. Wins sold the two companies in 2021.

Wins is not currently involved in any criminal proceeding.

After receiving the letter from the SEC, Wins took the following actions:

•	Contacted the investigation branch leader that manages the task force of Changzhi Public Security Bureau, to ask the update of the case, and requesting release of the data from the seized companies to Wins and its auditor so that Wins could complete the audits for 2020 and 2019. He responded that the case had been transferred to Intermediate People's Court of Changzhi as public-prosecution case.

•	On March 29, 2022, the investigation branch leader sent us the contact information for the judge in the case. On the same day, Wins called the judge of the Second Criminal Division of Intermediate People's Court of Changzhi to apply for the release of the data. The judge responded by asking Wins to submit an official written application via express mail to the court. The court would then consider our application. Wins sent the application by SF Express on the same afternoon.

•	On March 31, 2022, the court received the application. We contacted the judge on the same day and he advised Wins that the application had been received, and that the court would reply in due course.

•	On April 6, 2022, the judge responded that the most of documents we required are still hold with the Changzhi Public Security Bureau. So Wins contacted investigation branch leader again. On April 7, 2022, investigation branch leader directed us to call an officer in his branch.

•	On April 7, 2022, Wins called the officer and discussed its application. The officer told us that he would try to locate the documents needed and report to his manager.

•	After talking with the judge, the investigation branch leader and the officer, Wins believes that it will receive the information from the Changzhi Public Security Bureau before the middle of May 2022 and that it can complete its audit process for years of 2019 and 2020 before the end of August 2022 and file an amended 20-F with an unqualified auditors report.

稳盛金融控股集团Wins Finance Holdings Inc.

3.	Please revise your filing to provide an independent auditors report covering the fiscal year ended June 30, 2019 financial statements that are included in your filing.

Please see the response to comment 2, above.

Consolidated Statements of Changes in Stockholders' Equity, page F-7

4.	Please revise your filing to include a Consolidated Statement of Changes in Stockholder's Equity covering the latest three years as required by Item 8.A.2 of Form 20-F.

Wins will include a Consolidated Statement of Changes in Stockholder’s Equity with the completed audits it will file in an amended 20-F.

/s/ Renhui Mu

Name: Renhui Mu

Title: Chairman